June 11, 2019

Via EDGAR and Federal Express

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E., Mail Stop 7010

Washington, D.C. 20549

Attention:	Mr. John Cannarella
Ms. Jenifer Gallagher

Re:	Superior Drilling Products, Inc.
Form 10-K for the Fiscal Year ended December 31, 2018
Filed March 13, 2019
Response letter dated April 15, 2019
File No. 001-36453

Dear Mr. Cannarella and Ms. Gallagher:

This letter is in response to your letter dated May 15, 2019, to Superior Drilling Products, Inc. (the “Company”), transmitting the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) relating to the above referenced Annual Report on Form 10-K for the fiscal year ended December 31, 2018 (the “10-K”). For your convenience, each response is preceded by the Staff’s comment to which the response relates.

Form 10-K for the Fiscal Year Ended December 31, 2018

Note 5. Related Party Note Receivable, page 47

1.	We have reviewed your responses to our comments related to your accounting for the Tronco Energy Corporation loan. It appears that the primary reason you concluded the loan is not impaired is due to the existence of the Meiers’ guarantees and the related collateral provided under the Stock Pledge Agreement. However, it does not appear that these guarantees are substantive. For example, you have not shown any demonstrated intent to enforce the guarantees by continuing to extend the loan maturity date, and it is unclear whether the guarantors have sufficient net worth outside of the stock pledged to secure the loan, given that the stock pledge represents 80% of their holdings of the Company’s common stock. Furthermore, you state that enforcing the guarantee and liquidating the shares in escrow would negatively impact the Company’s stock and shareholders. For these reasons, we do not believe the guarantees are substantive and should not serve as the basis for concluding the loan is well secured and collateralized.

Provide an analysis as to how the loan is not impaired absence these guarantees, if this is your view, or of the factors in FASB ASC 310-10-25-22 through ASC 310-10-25-25, if you believe that you are able to show the guarantees are nevertheless substantive.

Response. In response to the Staff’s comment, the Company has concluded that the loan should have been disclosed as impaired upon the July 2014 modification as it was probable that the Company would be unable to collect the scheduled payments of principal or interest when due according the contractual terms of the loan agreement. The Company has reviewed prior reporting periods and determined a valuation allowance was not necessary in any prior reporting period. The Company will revise future filings to disclose the impaired loan as well as the factors we consider to determine if a valuation allowance is necessary which include comparing the fair value of the collateral to the cost basis of the loan while considering market considerations, selling costs and the trading volume of the Company’s stock.

2.	With regard to the July 2014 modifications to the Tronco Energy Corporation loan, the basis for your conclusion that a concession was not granted because you received additional collateral in the form of the Company’s common stock held by the Meiers and their family trusts is not clear. In this regard, we note disclosures, made prior to the July 2014 modifications, stating that “all company shares” to be held by the Meiers were pledged as collateral in conjunction with your public offering and acquisition of the loan in May 2014, “until full repayment” of the loan. We also note disclosure, made prior to the July 2014 modifications, in which you conclude that there was “no risk of loss” associated with the loan.

Unless you are able to show that adequate consideration was received in conjunction with the July 2014 modifications to the Tronco Energy Corporation loan, which was incremental to the 8,814,860 shares that were pledged as collateral prior to the modification, you should revise your accounting to comply with FASB ASC 310-40-35.

Response. In response to the Staff’s comment, prior to the Company’s initial public offering, the Tronco loan was secured by the personal guaranties of the Meiers as well as all of Tronco’s real and personal property assets, and not secured by the Meier Stock Pledge. As the assets declined in value, the Company recorded losses in its financial statements related to the probable loss under the Company’s guaranty.

The Company closed the purchase of the Tronco loan on May 30, 2014 subsequent to completion of its initial public offering, and the Company received the Meier Stock Pledge of 8,814,860 shares in connection with the acquisition and restructuring of the Tronco loan. The restructuring of the Tronco loan was finalized in July 2014, with an effective date of June 30, 2014. We believe the collateral received was adequate compensation for the decrease in the interest rate and extension of the loan repayment. As a result of the note restructure and receipt of collateral, the Company eliminated the guaranty liability and recorded the entire net realizable value of the Tronco loan in our financial statements. As disclosed in the amended Form S-1 filing on May 14, 2014, the Company believed there was no risk of loss to the Company in connection with the Tronco loan due to Meier Stock Pledge collateral value of over $42 million as of the date of such filing, and the fact that the collaterized shares were in the Company’s possession.

As noted in the response to comment 1 above, the Company has concluded that the loan should have been disclosed as impaired upon the acquisition and restructuring of the Tronco Loan as it was probable that the Company will be unable to collect the scheduled payments of principal or interest when due according the contractual terms of the loan agreement. The Company will revise this disclosure in future filings.

Please call the undersigned at (832) 876-5048 with any additional comments or questions you may have.

Very truly yours,

/s/ Christopher Cashion
Christopher Cashion
Chief Financial Officer